Exhibit 8.1

LIST OF SUBSIDIARIES OF PAYSAFE LIMITED

The significant subsidiaries of the Company are listed below.

Name	Country of Incorporation and Place of Business Address	Nature of Business	Proportion of Ownership Interest Held by the Company
Paysafe Payments Solutions Limited	Ireland 15 George's Quay, Dublin 2, Ireland, D02 VR98	Payment Services	100%
Paysafe Payment Processing Solutions LLC	United States 5335 Gate Parkway Fourth Floor, Jacksonville, FL 32256	Payment Services	100%
Skrill Limited	United Kingdom 2 Gresham Street London, United Kingdom EC2V 7AD	Payment Services	100%
Paysafe Prepaid Services Limited	Ireland 15 George's Quay, Dublin 2, Ireland, D02 VR98	Payment Services	100%